October 27, 2010

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Energizer Resources Inc.
Registration Statement on Form S-1/A
Filed October 20, 2010
File No. 333-164982

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Energizer Resources Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1/A originally filed on October 20, 2010, together with all exhibits thereto (collectively, the “Amendment”).

The Registrant requests such withdrawal because the Amendment was inadvertently filed with the Commission under an incorrect Securities Act file number.  The Registrant intends to expeditiously re-file the Amendment with the correct Securities Act file number.  None of the Registrant’s securities have been sold pursuant to the Registration Statement.

If you should have any questions regarding this letter, please do not hesitate to contact the undersigned at (416) 364-4911, or Kimberley Anderson of Dorsey & Whitney LLP, at (206) 903-8803.

Sincerely,

Energizer Resources Inc.

/s/ J.A. Kirk McKinnon

J. A. Kirk McKinnon

Chief Executive Officer